February 28, 2008

BY EDGAR

US Securities and Exchange Commission
450 Fifth Street
Washington DC  20549-0405

Dear Sirs/Mesdames:

Re:	Silver Standard Resources Inc.
Form 20-F for year ended December 31, 2006
Filed March 15, 2007
File No. 0-26424

We refer to our letter dated January 14, 2008 to the Securities and Exchange Commission (“SEC”) with proposed revisions to our Form 20-F (“our Form 20-F”) annual report filed March 15, 2007 for the fiscal year ended December 31, 2006 filed in response to a SEC comment letter dated December 11, 2007 in respect of our Form 20-F.

Further to our telephone conversation with a representative of the Securities and Exchange Commission today, we advise that we will include the proposed revisions to our Form 20-F set out in our letter of January 14, 2008 in our Form 20-F annual report for the fiscal year ended December 31, 2007, which we expect to file prior to March 31, 2008.

If you require any further information, please contact the undersigned at (604) 484-8211.

Yours truly,

SILVER STANDARD RESOURCES INC.

Per:

    /s/ Joseph Ovsenek
    _______________________
    Joseph Ovsenek
    Senior Vice President, Corporate